422 Fleming Street, Suite 7

Key West, FL 33040

281-702-2137 (P)

866-862-1719 (F)

April 29, 2016

Securities and Exchange Commission	VIA EDGAR
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20548

Attn: Division of Investment Management

Re:	American Pension Investors Trust Trust, File Nos. 811-04262 and 002-96538

Ladies and Gentlemen:

Pursuant to the requirements of Rule 485(a) promulgated under the Securities Act of 1933, as amended, we are, on behalf of American Pension Investors Trust (the “Trust”), filing Post-Effective Amendment # 65 (“PEA#65”) to Registration Statement on Form N-1A (Amendment # 67 under the Investment Company Act of 1940). This PEA#65 is being filed to address comments made by staff to Post-Effective Amendment # 64 (PEA#64) to the Trust’s Registration Statement, previously filed on February 22, 2016. PEA#64 was filed to register Class C Shares for the existing series of the Trust and to register two new series of the Trust. Registrant’s responses to staff comments are as follows:

GENERAL COMMENTS

Comment: Staff commented that PEA#64 was incomplete and lacked updated financial and other required information.

Response: Registrant has included all required information in this PEA#65, including updated financial information, and believes that this PEA# 65 is complete in all material respects.

PROSPECTUS COMMENTS- CLASS C SHARES- EXISITNG SERIES

VALUE FUND

1.	Comment: Staff asked that Registrant disclose under Item 9 the percentages of Fund assets invested in private investment companies and/or foreign investment companies.

Response: After discussion with Fund management and the Fund’s Adviser, it was determined that the Fund does not invest in private investment companies or foreign investment companies and has no plans to do so in the immediate future. Accordingly, all discussions relating to such investments has been removed from the prospectus and statement of additional information.

2.	Comment: Staff asked that a footnote be added to the Performance Table defining the MSCI Free GTR Index. Staff further asked that Registrant provide Registrant’s reasoning for choosing the MSCI Free GTR Index as the benchmark for the Fund in this correspondence.

Response: The requested footnote has been added to the Performance Table defining the MSCI Free GTR Index. With respect to its use as the Fund’s benchmark, the Index is a broad based measure of world-wide market performance across a wide spectrum of securities. The Fund’s Adviser, with the Board’s concurrence, believes that the Index is the most applicable comparative index available. The Index is well known and includes coverage of all the various securities sectors within the Fund’s investable universe.

3.	Comment: Staff noticed that the “Purchase and Sale of Fund Shares” section of the Fund Summary did not relate to Class C Shares. This was a comment applicable to all the Funds.

Response: The “Purchase and Sale of Fund Shares” section of the Fund Summary has been amended to discuss only Class C Shares for all Funds.

CAPITAL INCOME FUND

1.	Comment: In the “Principal Investment Strategies” Section of the Fund Summary, staff asked that Registrant explain how the Adviser evaluates “attractive investment opportunity”.

Response: Registrant has added the following disclosure to the Summary and to the Item 9 discussion for the Fund:

“Attractive investments are securities that have been identified by the Adviser as trading below their current intrinsic value and that possess fundamental attributes that, in the Adviser’s opinion, indicate significant long term growth and income potential.”

Registrant has added the same language to the Core Income Fund disclosures.

CORE INCOME FUND

1.	Comment: Staff asked that a footnote be added to the Expense Table describing the fee waivers shown in the table.

Response: Registrant has added the following footnote to the Expense Table:

“Pursuant to a written expense limitation agreement, the Fund’s Adviser has agreed to waive or limit its fees and assume other expenses of the Fund (excluding interest, taxes, brokerage commissions and other expenditures capitalized in accordance with generally accepted accounting principles or other extraordinary expenses), so that the Fund’s ratio of total annual operating expenses is limited to 2.50% for Class C shares. The expense limitation agreement is effective on a continuing basis and may be terminated only by the Board of Trustees by providing 90 days notice, or if the Adviser ceases to serve as adviser to the Fund. The Adviser is entitled to reimbursement of fees waived or expenses assumed subject to the limitations that (i) the reimbursements is made for fees waived or expenses incurred not more than three years prior to the date of the reimbursement and (ii) the reimbursement may not be made if it would cause the Fund’s annual expense limitation to be exceeded for Class C Shares.”

2.	Comment: Staff asked that the risk disclosure relating to Structured Notes be expanded, and that discussion be added relating to the use of such investments in the Fund.

Response: After discussion with management and the Adviser, the Fund will no longer be investing in structured notes. The Fund is divesting itself of all such investments and will no longer invest in such securities. Accordingly, all discussion and disclosures relating to structured notes have been deleted from the prospectus and statement of additional information.

VALUE FUND

1.	Comment: Staff requested that additional disclosure be added to the Item 9 section explaining how the Adviser determines favorable long term earnings potential.

Response: Registrant has amended the disclosure in Item 9 to state as follows:

“In selecting securities for investment, the Adviser focuses on securities with prices which are currently depressed compared to historical or current price-earnings ratios, book value, return on equity, or the prospects for the companies in question. The Adviser then analyzes the company to determine whether these depressed earnings are a result of temporary causes or are systemic and indicate an overall decline in company value. If the Adviser believes that earnings power is not reflected in current valuations, the security is considered for purchase.”

INCOME FUND

1.	Comment: Staff requested that Registrant add discussion relating to credit risk to the Item 9 disclosures for the Fund.

Response: Registrant has added the following disclosure:

“Credit Risk is always present in an income producing security. To manage such risk, the Adviser considers ratings, if any, the payment history of the security, the underlying strength of the issuer to determine the likelihood of continued payments, the overall levels of debt being serviced by the issuer, the future growth prospects for the issuer, and the possible effects of outside market forces.”

2.	Comment: Staff asked that Registrant disclose in this correspondence whether or not the Adviser utilizes maturity or duration strategies.

Response: The Adviser does not utilize such strategies at this time.

3.	Comment: Staff requested that the Dow Jones Conservative Relative Risk Index be described in a footnote to the Return Table.

Response: The requested description has been provided:

MASTER ALLOCATION FUND

1.	Comment: Staff asked that as of October 31, 2015, Registrant confirm compliance with the Exemptive Order provided to the Trust and describe the basis of the relief granted.

Response: Registrant confirms compliance and provides the following description of the relief granted:

American Pension Investors Trust and Yorktown Management & Research Company, Inc. filed an application on July 19, 2013, and an amendment to the application on November 21, 2013, requesting an order under Section 129d)(1)(J) of the Investment Company Act of 1940 (the “Act”) granting an exemption from sections 12(d)(1)(A), (B) and (C) of the Act, under sections 6(c) and 17(b) of the Act granting an exemption from section 17(a) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act. The order would permit (a) certain registered open-end management investment companies that operate as “funds of funds” to acquire shares of certain registered open-end management investment companies, “business development companies”, as defined by section 2(a)(48) of the Act, and registered unit investment trusts that are within and outside the same group of investment companies (b) certain registered open-end management investment companies relying on rule 12d1-2 under the Act to invest in certain financial instruments. The Order granting exemptive relief was granted on February 11, 2014.

2.	Comment: Staff requested that disclosure be added informing investors that, to the extent the Fund invests in other API Funds, the Adviser will be receiving fees from both funds.

Response: The following disclosure has been added to the Investment Strategies section of the Fund summary:

“To the extent that the Fund invests in one or more API Funds, the Adviser will be receiving investment advisory fees from the Fund and from the API Fund(s) in which the Adviser has invested.”

3.	Comment: Staff expressed concern that to the extent the Fund invests in other API Funds, the combined 12b-1 fees might violate the maximum fees allowable under the rules.

Response: Registrant is well aware of the limitations imposed on 12b-1 fee accruals and only purchases API Funds for the Fund utilizing share classes that do not charge any 12b-1 fees whatsoever.

4.	Comment: Staff asked that the statement, “None of the Underlying Funds are or will be affiliated with the Fund or the Adviser” be deleted from the Risk disclosure entitled “Underlying Fund Risk”.

Response: The statement has been removed.

GROWTH FUND

1.	Comment: Staff noted that there was no explanation or disclosures relating to the term “Efficient Frontier”, and requested that appropriate disclosure be added.

Response: At a regular quarterly meeting held on March 30, 2016, the Trust’s Board accepted a proposal from Trust management to delete the term “efficient frontier” from all API Funds and to discontinue the use of the term. The deletions will take effect on May 31, 2016 when the Trust files its annual Registration Statement update. Those name changes will also apply to the Class C shares. Accordingly, Registrant feels it to be unnecessary to add such disclosure.

2.	Comment: Staff noted that the Fund’s item 9 disclosure did not discuss in adequate detail the manner in which the Adviser constructs the Fund’s portfolio and makes buy/sell decisions. Staff requested that additional disclosure be added.

Response: Registrant has added the following disclosure to the Growth Fund’s Item 9 discussion:

“The Fund’s Adviser will purchase issues for the Fund which it believes have capital growth potential due to factors such as:

•	rapid growth in demand in existing markets;

•	expansion into new markets;

•	new product introductions;

•	reduced competitive pressures;

•	cost reduction programs;

•	changes in management; and

•	other fundamental changes which may result in improved earnings growth or increased asset values.

The Advisor may sell a security when:

•	the fundamentals of the company decline;

•	the security reaches a target price or price-to-earnings ratio; or

•	the Advisor determines to reallocate assets to a security with superior capital growth potential.”

NET ASSET VALUE

1.	Comment: Staff asked that the statement, “Money market funds with portfolio securities that mature in 397 days or less may use the amortized cost to value their securities or penny-rounding methods to compute their price per share” be deleted. The same deletion has been made in the Small Cap/Mid Cap prospectus.

Response: The statement has been deleted.

FREQUENT TRADING

1.	Comment: Staff requested that the statements relating to the Funds’ ability to restrict purchases, redemptions and exchanges be amended to delete the ability to restrict redemptions.

Response: The statements have been modified as requested. The same modifcation has been made in the Small Cap/Mid Cap prospectus.

FOR MORE INFORMATION

1.	Comment: Staff asked that the statement, “You may not be aware of important information about the Funds unless you read both this prospectus and the SAI” be deleted.

Response: the statement has been deleted. The same deletion has been made in the Small Cap/Mid Cap prospectus.

PROSPECTUS COMMENTS- YORKTOWN SMALL CAP AND MID CAP FUNDS

YORKTOWN SMALL CAP FUND

1.	Comment: Staff requested that additional disclosure be added to the expense limitation footnote stating that the agreement may only be terminated by the Board and disclosing that the Adviser is limited in its ability to recoup fees.

Response: The following language has been added to the footnote:

“The expense limitation agreement may be terminated only by the Board of Trustees by providing 90 days notice, or if the Adviser ceases to serve as adviser to the Fund. The Adviser is entitled to reimbursement of fees waived or expenses assumed subject to the limitations that (i) the reimbursements is made for fees waived or expenses incurred not more than three years prior to the date of the reimbursement and (ii) the reimbursement may not be made if it would cause the Fund’s annual expense limitation to be exceeded for each Share Class.”

2.	Comment: Staff requested that additional disclosure be added to clarify the meaning of the statement, “ The Investment Manager utilizes a structured quantitative investment approach based on a set of well defined, fundamental characteristics to identify value stocks for the Fund.”

Response: Registrant has added the following language to the disclosure:

“To construct the Fund’s portfolio, the Adviser does not pick single stocks. Instead, the Adviser analyses the entire investable universe of stocks and applies a proprietary quantitative modeling program to identify investments for the Fund. The model utilizes established value metrics such as intrinsic value, book-to-earnings, free cash flow, etc.”

3.	Comments: Staff stated that the terms used by theAdviser for defining the small cap universe were too vague and needed to be clarified. Additionally, staff asked that Registrant explain why $4.10 billion in market cap could be considered small cap. Lastly, staff asked that Registrant define micro cap.

Response: Registrant has amended the subject disclosure to read as follows:

“For investment purposes, the Investment Manager defines small cap companies as companies with market capitalizations in the lowest 10% of total market capitalization of all publicly-traded U.S. companies, excluding BDCs, ETFs, Bonds and Foreign shares. As of December 31, 2015, using the guidelines and definitions above, the market capitalization of a small cap company was equal to or below $4.10 billion. Micro Cap Companies are defined as companies in the lowest 2%of total market capitalization. The Fund may invest up to 45% of its assets in micro cap securities.”

With respect to whether it is appropriate to define a security with $4.10 billion in market cap as small cap, please note that the Russell 2000 index, the standard benchmark for small cap stocks, has an upper market cap range in excess of $5 billion.

4.	Comment: Staff asked that Registrant consider adding New Fund Risk as a disclosure.

Response: The following New Fund Risk disclosure has been added:

“New Fund Risk. This is a new Fund without an operating history. Although the Investment Manager is experienced in managing similar funds, this is a new Fund. Accordingly, the risk of loss may be greater than with a more established fund.”

5.	Comment: Staff asked what percentage of the Fund would be invested in micro cap stocks.

Response: The Fund may invest up to 45% of its assets in micro cap stocks. Please see the last sentence of the response to Comment 3.

YORKTOWN MID CAP FUND

1.	Comment: Staff noted that footnote 4 to the Expense Table, relating to expense waivers, was missing.

Response: the following footnote 4 has been added:

In the interest of limiting expenses of the Fund, the Adviser has entered into a five year contractual expense limitation agreement with the Trust. Pursuant to the expense limitation agreement, for the first five fiscal years of the Fund’s operations, the Adviser has agreed to waive or limit its fees and assume other expenses of the Fund (excluding interest, taxes, brokerage commissions and other expenditures capitalized in accordance with generally accepted accounting principles or other extraordinary expenses not incurred in the ordinary course of business) so that the Fund’s ratio of total annual operating expenses is limited to 1.50% for Class A Shares, 2.25% for Class L Shares, 2.25% for Class C Shares, and 1.25% for Institutional Class Shares. The Adviser is entitled to the reimbursement of fees waived or reimbursed by the Adviser to the Fund subject to the limitations that the reimbursement is made only for fees and expenses incurred not more than three years prior to the date of reimbursement, and the reimbursement may not be made if it would cause the Fund’s annual expense limitations to be exceeded. The reimbursement amount may not include any additional charges or fees, such as interest accruable on the reimbursement account. The expense limitation agreement may be terminated only by the Board of Trustees by providing 90 days notice, or if the Adviser ceases to serve as adviser to the Fund. The Adviser is entitled to reimbursement of fees waived or expenses assumed subject to the limitations that (i) the reimbursements is made for fees waived or expenses incurred not more than three years prior to the date of the reimbursement and (ii) the reimbursement may not be made if it would cause the Fund’s annual expense limitation to be exceeded for each Share Class.

1.	Comment: Staff requested that certain statements in the Item 9 disclosure be clarified and better explained.

Response: After careful consideration, Registrant has concluded that the subject disclosure does not add any value to the discussion. Accordingly, the following paragraph has been deleted:

“As stated above, the Adviser primarily utilizes a market capitalization weighted approach to determine the target weighting of the U.S. small cap value stocks for purchase. In certain circumstances, the Adviser may utilize a float-adjusted market capitalization, the effect of which may reduce the number of shares outstanding for the shares that are available to be sold in the normal open market.”

2.	Comment: Staff asked that Registrant add disclosure discussing the eligibility requirements associated with each share class in Section 4 of the prospectus.

Response: As discussed with staff, investor eligibility is a matter best left to the investor and his or her financial adviser. All investors are eligible to purchase any share class of any fund, so long as they have the ability to satisfy the minimum investment limits. Registrant believes it id outside the bounds of its responsibility to give investment advice as to which share class is the right class for a particular investor.

3.	Comment: Staff requested that certain disclosure relating to older share classes be eleted, since the disclosure in inapplicable.

Response: The disclosure has been deleted.

STATEMENT OF ADDITIONAL INFORMATION- EXISITING SERIES

1.	Comment: Staff asked that additional disclosure be added addressing segregation and coverage policies for derivative transactions.

Response: Registrant has added the followig disclosure to the SAI:

“When engaging in hedging strategies, a Fund will be required not only to segregate assets as collateral against the derivatives being used, but to also maintain appropriate margin coverage with the counterparty to the transaction. The Trust has adopted policies and procedures to address these issues.”

2.	Comment: Staff noted that certain information required in the SAI was missing.

Response: All required information has been included.

On behalf of the Trust, we represent that every effort has been made to ensure that this PEA#65 is complete and does not omit any material information necessary to make the filing compliant. Registrant is seeking selective review of the filing and acceleration of the effective date to May 6, 2016.

This PEA#65 contains conformed signature pages, the manually signed originals of which are maintained at the offices of the Trust. Please direct any comments regarding the Trust’s PEA#65 to me at the above-listed address and phone number. Thank you for your consideration.

Sincerely,

DRAKE COMPLIANCE, LLC

/s/ David D. Jones
DAVID D. JONES